UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________.

Other Events

As previously disclosed, on May 14, 2020 the Nasdaq Listing Qualifications (“Nasdaq”) informed Naked Brand Group Limited (the “Company”) that it was not in compliance with the equity standard for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) (the “Rule”) requires listed companies to maintain stockholders’ equity of at least US$2,500,000 under the equity standard. Because the Company’s Annual Report on Form 20-F for the year ended January 31, 2020 reported stockholders’ equity of less than such amount, and the Company did not meet the alternative standards for market value of listed securities or net income, the Company did not comply with Nasdaq’s continued listing standards.

On June 17, 2020, the Company furnished Nasdaq with a plan to regain compliance. Based on the plan, Nasdaq informed the Company on July 2, 2020 that it had granted the Company an extension of time to regain compliance with the Rule, until November 10, 2020.

Since January 31, 2020, the Company has completed the following transactions:

●	In July 2020, the Company completed a private placement of a convertible promissory note (the “July Note”) and a warrant to purchase Ordinary Shares (the “July Purchase Warrant”) to Iliad Research Trading L.P. (the “Noteholder”) for an aggregate purchase price of US$8,000,000 (NZ$12,120,000). The July Note was issued with an original issue discount of 5%, and certain expenses of the Noteholder were added to the balance of the July Note, for an original principal balance of US$8,420,000. The Company also granted a financing rebate to the Noteholder, resulting in net proceeds to the Company of approximately US$7,200,000 (NZ$10,900,000) from the sale of the July Note. As of date hereof, $6,320,000 of the principal of the July Note and all accrued interest on the July Note has been converted into 26,156,060 of the Company’s ordinary shares. The remaining outstanding balance of the July Note is approximately US$2,100,000 (NZ$3,200,000).

●	In October, November and December 2019 and January 2020, the Company issued convertible promissory notes to the Noteholder and one of the Noteholder’s affiliates, which had an outstanding balance of US$12,811,000 (NZ$19,411,000) as of January 31, 2020. The Company subsequently issued convertible promissory notes to the Noteholder and one of the Noteholder’s affiliates in February and April 2020 with an initial outstanding balance of US$4,765,000 (NZ$7,220,000). Since January 31, 2020, the entire outstanding balance of the convertible promissory notes issued by the Company in October, November and December 2019 and January 2020 and $350,000 of the outstanding balance of the convertible promissory note issued by the Company in February 2020, or approximately US$14,900,000 (NZ$22,576,000), have been converted into 37,141,676 Ordinary Shares. The remaining outstanding balance of the convertible promissory notes issued in February and April 2020 is approximately US$6,400,000 (NZ$9,697,000).

●	On July 3, 2020, the Company agreed to exchange one of its outstanding promissory notes, with an outstanding balance of approximately US$1.36 million (NZ$2.1 million), for 1,666,667 of its ordinary shares.

●	On August 20, 2020, the Company entered into an equity distribution agreement with Maxim Group LLC for an “at the market offering” of up to US$5,000,000 of the Company’s ordinary shares. On September 25, 2020, the Company increased the size of the “at the market offering” to US$18,500,000 of the Company’s ordinary shares. Pursuant to the equity distribution agreement, through September 30, 2020, the Company had sold an aggregate of 28,596,474 Ordinary Shares for gross proceeds of US$4,320,470 (NZ$6,546,167) and net proceeds of US$4,190,856 (NZ$6,349,782), after payment to Maxim of an aggregate of US$129,614 (NZ$196,385) in commissions.

As of the date of this Current Report of Foreign Private Issuer on Form 6-K, the Company believes it has regained compliance with the stockholders’ equity based upon the completion of the transactions described above.

Nasdaq will continue to monitor the Company’s ongoing compliance with the Rule. If the Company does not evidence compliance by the time of its next periodic report, it may be subject to delisting.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 5, 2020

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

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